UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	333-157558
CUSIP NUMBER:	37951C104

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	January 31, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

GLOBAL RESOURCE ENERGY INC.
Full Name of Registrant

Former Name if Applicable

3651 Lindell Rd., Suite D-172,
Address of Principal Executive Office (Street and Number)

Las Vegas, NV USA 89103
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended January 31, 2012 will not be submitted by the deadline due to a situation whereby as a result of workload exceeding the capacity of available management and external personnel, additional time is required to complete the preparation of our financial statements and for our independent auditors to review the Form 10-K.  The Company does expect to submit its filing within the extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert Baker	702	943-0325
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
The Company expects to report a substantial increase in operating costs during the fiscal year ended January 31, 2012 of approximately $335,000 as compared to $96,302 during the fiscal year ended January 31, 2011.  The increase in operating expenses is predominantly related to an increase in professional fees and consulting fees, as well as management fees, as the Company moved to prepare a business plan and identify projects for acquisition.

The Company expects to report net losses of approximately $325,000, including a gain from debts forgiven of approximately $9,070 in the current fiscal year as compared to $96,302 in the fiscal year ended January 31, 2011.

GLOBAL RESOURCE ENERGY, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 3012	By:	/s/ Robert Baker
		Name:	Robert Baker
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).